Exhibit 4.4

Description of Securities of Silexion Therapeutics Corp Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as amended

As of March 1, 2025, Silexion Therapeutics Corp (the “Company,” “New Silexion,” “we,” “us,” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our ordinary shares, par value $0.0009 per share (“ordinary shares” or “New Silexion ordinary shares”) and warrants to purchase New Silexion ordinary shares (“New Silexion warrants”). Set forth below is a summary of certain information concerning our share capital as well as a description of certain material terms of our Amended and Restated Memorandum and Articles of Association, as amended (the “New Silexion A&R Articles” or the “Articles”), which became effective upon the consummation of our business combination transaction by and among New Silexion, Moringa Acquisition Corp (“Moringa”), August M.S. Ltd., an Israeli company and a wholly-owned subsidiary of New Silexion (“Merger Sub 1”), Moringa Acquisition Merger Sub Corp, a Cayman Islands exempted company and a wholly-owned subsidiary of New Silexion (“Merger Sub 2”), and Silexion Therapeutics Ltd., an Israeli company (“Silexion”) which closed on August 15, 2024 (the “Business Combination”), and certain Cayman Islands law matters.

Because the following is only a summary, it does not contain all of the information that may be important to you. The following summary does not purport to be complete and is qualified in its entirety by reference to applicable Cayman Islands law and the New Silexion A&R Articles, which have been publicly filed with the Securities and Exchange Commission (“SEC”).

Unless specifically provided otherwise herein, all share, per share and related warrant information presented herein has been retroactively adjusted to reflect the reduced number of shares and the increase in the share price which resulted from the 1-for-9 reverse share split that we effected on November 29, 2024 (the “reverse share split”).

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Law (2021 Revision) of the Cayman Islands, as amended and restated from time to time (the “Companies Law”).

The New Silexion A&R Articles, as modified due to the reverse share split effected on November 29, 2024, provide for an authorized share capital of 22,222,222 ordinary shares, par value $0.0009 (“New Silexion ordinary shares”).

Ordinary Shares

The holders of New Silexion ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting generally, including with respect to the appointment of director. As a result, the holders of a simple majority of the outstanding ordinary shares, being present and entitled to vote, can elect all of the directors at each annual general meeting. Each director’s term ends at the next annual general meeting and upon the election of his or her successor.

Holders of New Silexion ordinary shares do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the New Silexion ordinary shares.

Preference Shares

The New Silexion A&R Articles do not authorize the issuance of any preference shares.

Warrants

Each whole New Silexion warrant that is registered under the Exchange Act (there are 660,000 such warrants in total) entitles the registered holder to purchase one New Silexion ordinary share at a price of $103.50 per share, subject to adjustment as discussed below, except as discussed in the immediately succeeding paragraph. No fractional New Silexion ordinary shares will be issued upon exercise. The warrants will expire at on the earlier to occur of (i) 5:00 p.m., New York City time, on the fifth anniversary of the closing of the Business Combination (the “Closing”), and (ii) the liquidation of the Company. We may extend the duration of the warrants upon at least 20 days’ prior written notice to registered holders.

No New Silexion warrant will be exercisable for cash, and we will not be obligated to issue New Silexion ordinary shares upon exercise of a warrant unless the New Silexion ordinary shares issuable upon exercise of the warrant have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant for cash and such warrant may have no value and expire worthless. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful.

In connection with the Business Combination, we agreed that as soon as practicable after the Closing, we would use our reasonable best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the 660,000 ordinary shares issuable upon exercise of the New Silexion warrants, and we would use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement and a current prospectus relating to those ordinary shares until the New Silexion warrants expire or are redeemed. Pursuant to the foregoing undertaking, on October 8, 2024, we filed with the SEC a registration statement on Form S-1 for the registration of the issuance of New Silexion ordinary shares underlying all of our then outstanding New Silexion warrants, which was declared effective by the SEC on October 16, 2024. We have maintained the effectiveness of that registration statement and have updated the prospectus contained therein by filing post-effective amendments and prospectus supplements throughout the period since that registration statement was declared effective by the SEC. Holders of New Silexion warrants have the right, during any period when we fail to maintain an effective registration statement covering the issuance of the New Silexion ordinary shares issuable upon exercise of the New Silexion warrants, to exercise such New Silexion warrants on a “cashless basis,” by exchanging the New Silexion warrants in accordance with Section 3(a)(9) of the Securities Act or another available exemption. If an exemption from registration is not available, holders will not be able to exercise their New Silexion warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the New Silexion warrants for that number of New Silexion ordinary shares equal to the quotient obtained by dividing (x) the product of the number of New Silexion ordinary shares underlying the New Silexion warrants, multiplied by the difference between the exercise price of the New Silexion warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose means the average reported last sale price of the New Silexion ordinary shares for the five trading days ending on the third trading day prior to the date of exercise.

We may not call the New Silexion warrants for redemption, as the period during which we could have potentially redeemed the warrants has passed under the terms of the warrants.

The New Silexion warrants were originally issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Moringa, which agreement was expressly assumed by us in an agreement entered into at the Closing of the Business Combination. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders, including lowering the exercise price or extending the exercise period. All other modifications or amendments require the approval, by written consent or vote, of the holders of at least a majority of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

If the number of outstanding New Silexion ordinary shares is increased by a share dividend payable in New Silexion ordinary shares, or by a share split of the outstanding New Silexion ordinary shares, or some other similar event, then, on the effective date of such share dividend, share split or similar event, the number of New Silexion ordinary shares issuable upon exercise of each New Silexion warrant will be increased in proportion to such increase in outstanding New Silexion ordinary shares.

In addition, if, at any time while the New Silexion warrants are outstanding and unexpired, we pay a dividend or make a distribution in cash, securities or other assets to the holders of New Silexion ordinary shares or other shares of our capital stock for which the New Silexion warrants are exercisable (an “Extraordinary Dividend”), then the exercise price shall be reduced, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the New Silexion board of directors, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by the number of outstanding New Silexion ordinary shares at such time; provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of that provision: (a) any adjustment described in the previous paragraph, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the New Silexion ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of Silexion at such time and as adjusted to appropriately reflect any adjustments referred in the paragraphs above and below, and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of New Silexion ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50.

If the number of outstanding New Silexion ordinary shares is decreased by a consolidation, combination, reverse split or reclassification of New Silexion ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse split, reclassification or similar event, the number of New Silexion ordinary shares issuable on exercise of each New Silexion warrant shall be decreased in proportion to such decrease in outstanding ordinary shares.

Whenever the number of New Silexion ordinary shares purchasable upon the exercise of the New Silexion warrants is adjusted, as provided above, the exercise price shall be adjusted by multiplying such exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of New Silexion ordinary shares purchasable upon the exercise of the New Silexion warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of New Silexion ordinary shares so purchasable immediately thereafter. We may also reduce the exercise price of all New Silexion warrants at any time prior to the expiration of the warrants for a period of not less than 20 business days upon at least 20 days’ prior written notice to registered holders of the New Silexion warrants.

The New Silexion warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the subscription form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, or by wire transfer, for the number of New Silexion warrants being exercised. The warrant holders do not have the rights or privileges of holders of New Silexion ordinary shares nor any voting rights until they exercise their New Silexion warrants and receive New Silexion ordinary shares. After the issuance of the underlying New Silexion ordinary shares upon exercise of the New Silexion warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

New Silexion warrant holders may elect to be subject to a restriction on the exercise of their New Silexion warrants such that an electing New Silexion warrant holder would not be able to exercise his, her or its New Silexion warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the New Silexion ordinary shares outstanding immediately after giving effect to such exercise.

No fractional New Silexion ordinary shares will be issued upon exercise of the New Silexion warrants. If, upon exercise of the New Silexion warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of New Silexion ordinary shares to be issued to the exercising New Silexion warrant holder.